UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 29, 2014

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-188327) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Statoil ASA as of, and for the first nine months ended, 30 September, 2014, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. For more information on our use of non-GAAP financial measures in this report, see the section entitled "Use and Reconciliation of Non-GAAP Financial Measures". This document does not update or otherwise supplement the information contained in the previously published results announcement.

2014 THIRD QUARTER RESULTS

Statoil’s third quarter 2014 operating and financial review

Statoil's third quarter 2014 net operating income was NOK 17.0 billion, a decrease from NOK 39.3 billion in the third quarter of 2013. Net income was negative NOK 4.8 billion mainly due to impairments.

“Statoil’s quarterly earnings were negatively impacted by lower oil and gas prices and our decision to defer gas sales to enhance value as well as quarter-specific accounting charges. We delivered strong operational performance and cash generation in the quarter,” says Eldar Sætre, Statoil's acting president and CEO.

“We are progressing well on our efficiency improvement program. We continued to produce with high regularity on the Norwegian continental shelf and execute our projects as planned, remaining on track for our 2014 production guiding,” says Sætre.

Statoil’s reported net income for the third quarter in accordance with IFRS was negative NOK 4.8 billion due to quarter specific accounting charges mainly related to an impairment of the Kai Kos Dehseh asset in Canada, triggered by the postponement of the Corner field development, as well as impairments of exploration assets in the Gulf of Mexico and Angola. The decrease from the third quarter of 2013 was also a result of lower oil and gas prices, reduced ownership share from divestments, higher depreciation due to investments in producing assets, new fields coming on stream and a larger share of oil in the production mix.

"Our cash flow from operations so far this year is NOK 168 billion before tax. We have a strong balance sheet, and will pay a dividend of NOK 1.80 per share for the quarter," says Sætre. At the end of the quarter, Statoil’s net debt to capital employed was 19%. Organic capital expenditure was around USD 15 billion year-to-date, and the guidance of around USD 20 billion for 2014 remains.

Statoil delivered production of 1,829 mboe per day in the third quarter. This is around the same level as in the third quarter of 2013, despite expected natural decline, reduced ownership share from divestments and lower gas off-take on the Norwegian continental shelf (NCS). High production efficiency, as well as start-up and ramp-up of production, contributed positively to the production. Production guidance for the year is re-iterated, despite a deliberate choice to produce less gas during the summer.

The board of directors appointed Eldar Sætre as acting president and CEO on 15 October. "Statoil’s strategy remains firm. Safe and efficient operations are our top priorities, and we continue developing the business according to plan," says Sætre. Statoil’s board of directors has established a sub-committee which has started the search for Statoil’s next CEO.

Statoil made strong progress on project development and execution. The company started production on the two North Sea fast-track projects Fram H-North and Svalin C; successfully installed the Valemon platform in the North Sea; put a new compressor in operation on the Kvitebjørn field in the North Sea, to increase recovery by 220 mmboe; and started the Kristin low pressure production, yielding 160 additional mmboe.

Statoil also delivered on strategic portfolio management to realise value and strengthen flexibility. Statoil announced transactions of more than USD 3.5 billion in the quarter, including divestment of NCS assets and a sale of Shah Deniz in Azerbaijan.

In October, Statoil continued its exploration progress, announcing its seventh natural gas discovery offshore Tanzania. This brings the total of in-place volumes up to approximately 21 tcf in block 2, adding gas volumes for a future large-scale gas infrastructure development. Statoil also recently proved new high-value oil resources of 30-80 mmboe in the Grane area in the North Sea.

The serious incident frequency (SIF) was 0.8 in the third quarter of 2014, unchanged from the third quarter 2013.

Third quarter				First nine months			Full year
2014	2013	change		2014	2013	change	2013

17.0	39.3	(57%)	IFRS Net operating income (NOK billion)	100.4	111.6	(10%)	155.5
(4.8)	13.7	>(100%)	IFRS Net income (NOK billion)	30.9	24.5	26%	39.2
1,829	1,852	(1%)	Equity production (mboe per day)	1,868	1,939	(4%)	1,940
569.5	616.6	(8%)	Average liquids price (NOK/bbl) [1]	590.1	581.0	2%	588.1

Key events since second quarter 2014:

•          On 15 October, Statoil’s board of directors appointed Eldar Sætre as acting president and CEO, following the resignation of Helge Lund.

•          Gudrun platform in North Sea officially opened, topsides installed on steel jacket on Valemon field.

•          Production start on two North Sea fast-track projects: Fram H-North and Svalin C.

•          Ordinary operations resumed at In Amenas in Algeria.

•          Decision to postpone Corner field development at Kai Kos Dehseh oil sands project in Canada.

•          Announced farm-down in Aasta Hansteen, Asterix and Polarled and exit from two NCS assets.

•          Announced exit from Shah Deniz and South Caucasus Pipeline in Azerbaijan.

•          New acreage awarded in Algeria, farm-in to acreage offshore Colombia, assessing opportunities in Nicaragua.

•          Discovery of 1.2 trillion cubic feet of natural gas in Giligiliani-1 exploration well offshore Tanzania.

•          New sanctions towards Russia relating to the situation in Ukraine have been imposed by Norway, the EU and the US, targeting i.a. certain oil exploration and production activities and Russian energy companies. We are currently reviewing the implications on our business and in particular with respect to our relationship with Rosneft.

THIRD QUARTER 2014 GROUP REVIEW

Operational performance in the quarter was solid. Results for the third quarter were impacted by reduced oil and gas prices and impairment losses.

Total equity liquids and gas production [4] was 1,829 mboe per day, at the same level as in third quarter of 2013, despite expected natural decline, reduced ownership shares from divestments and lower gas off-take on the Norwegian continental shelf (NCS). Start-up and ramp-up of production on various fields and lower maintenance activity partly offset the decrease.

Total entitlement liquids and gas production [3] was down 2% to 1,626 mboe per day, impacted by the decrease in equity production as described above and a lower negative effect from production sharing agreements (PSA effect).

Net operating income  (IFRS) was NOK 17.0 billion in the third quarter, a decrease of 57% compared to the third  quarter of 2013.

Net operating income in the third quarter 2014 was negatively affected by impairment losses of NOK 13.5 billion in total. The impairment losses were mainly related to the Kai Kos Dehseh oil sands project in Canada triggered by the postponement of the Corner field development and general weakening of market outlooks, impairment of midstream assets due to reduced expectations for future trading activities and impairment of exploration assets, mainly in Angola and in the Gulf of Mexico due to dry wells and uncommercial discoveries.

Net operating income in the third quarter of 2013 was negatively impacted by impairment losses of NOK 6.0 billion mainly related to refinery assets and provisions of NOK 4.3 billion mainly related to a redetermination process. Gain on sale of assets of NOK 6.4 billion, eliminations of NOK 1.7 billion and change in fair value of derivatives affected net operating income positively.

In addition to the factors described above, the decrease in net operating income in the third quarter of 2014 was mainly due to lower prices for liquids and gas measured in NOK, reduced gas sales and increased costs. The increase in operating expenses and selling, general & administrative expenses was mainly due to increased gas transportation related to value chain optimisation and other one-off expenses.

Deprecaition, amortisation and net impairment losses increased by 22% compared to the third quarter of 2013, mainly due to increased impairment losses as described above. Also, new investments, start-up and ramp-up of production and a larger share of oil in the production mix in order to optimise future value creation added to increased depreciation compared to the same period last year.

Exploration expenses increased by 44% mainly because of impairments on exploration assets due to dry wells and uncommercial discoveries. Reduced drilling and field development activities partly offset the increase.

Third quarter			Condensed income statement under IFRS	First nine months			Full year
2014	2013	change		2014	2013	change	2013
	(restated)		(in NOK billion)		(restated)		(restated)

148.2	168.8	(12%)	Total revenues and other income	470.0	477.4	(2%)	634.5

(74.1)	(82.7)	(10%)	Purchases [net of inventory variation] [6]	(227.0)	(236.8)	(4%)	(306.9)
(21.1)	(18.3)	15%	Operating expenses and selling, general and administrative expenses	(62.8)	(62.3)	1%	(81.9)
(27.6)	(22.6)	22%	Depreciation, amortisation and net impairment losses	(65.0)	(53.7)	21%	(72.4)
(8.5)	(5.9)	44%	Exploration expenses	(14.8)	(13.0)	14%	(18.0)

17.0	39.3	(57%)	Net operating income	100.4	111.6	(10%)	155.5

(1.0)	(0.4)	>100%	Net financial items	0.9	(13.0)	>(100%)	(17.0)

16.0	38.9	(59%)	Income before tax	101.4	98.6	3%	138.4

(20.8)	(25.2)	(18%)	Income tax	(70.5)	(74.1)	(5%)	(99.2)

(4.8)	13.7	>(100%)	Net income	30.9	24.5	26%	39.2

Income taxes were NOK 20.8 billion in the third quarter, equivalent to an effective tax rate of 129.7%, compared to 64.9% in the third quarter of 2013. The increase in effective tax rate was mainly due to impairments with lower than average tax rates and relatively higher operating income from the NCS. Income from the NCS is subject to higher than average tax rates.

See note 5 Income tax to the condensed interim financial statements for further details.

Total net income were negative NOK 4.8 billion in the the third quarter, down from NOK 13.7 billion in the third quarter of 2013. The decrease was mainly due to the reduced net operating income, higher loss on net financial items and the increased tax rate.

Cash flows provided by operating activities were NOK 26.1 billion, a decrease of NOK 14.1 billion compared to the third quarter of 2013, mainly due to changes in working capital items amounting to NOK 13.4 billion.

Cash flows used in investing activities were NOK 17.5 billion, a decrease of NOK 7.3 billion compared to the third quarter of 2013 mainly due to lower investments of NOK 16.1 billion in deposits with more than three months maturity. Investments in property, plant and equipment and intangible assets amounted to NOK 26.2 billion. Proceeds from sale of assets of NOK 2.5 billion in the third quarter of 2014 was mainly related to the divestments of working interests in Angola Block 15/06, Block 39 and in the Dudgeon offshore wind-farm.

Cash flows used in financing activities amounted to NOK 6.6 billion, and were mainly related to the payment of dividends in the third quarter 2014. The amounts reported in 2013 were impacted by a debt issuance of NOK 20.2 billion.

First nine months 2014

Net operating income was NOK 100.4 billion compared to NOK 111.6 billion in the first nine months of 2013.

Net operating income in the first nine months of 2014 was negatively affected by impairment losses of total NOK 18.0 billion (mainly the Kai Kos Dehseh oil sands project in Canada and US onshore assets and midstream assets) and losses on several exploration assets. Gain on sale of assets of NOK 6.3 billion related to ownership shares in the Shah Deniz project, the Angola assets and  Dudgeon offshore windfarm, and an award payment related to a commercial dispute of NOK 2.8 billion positively affected net operating income in the first nine months.

Net operating income in the first nine months of 2013 was negatively impacted by impairments losses, mainly related to the refineries of NOK 4.2 billion, a provision related to a redetermination process of NOK 4.3 billion, and an onerous contract provision of NOK 4.9 billion, mainly related to the Cove Point terminal. Gain on sale of assets, mainly related to the sale of certain ownership interests in licences on the NCS to Wintershall of NOK 6.4 billion, affected net operating income positively.

In addition to the factors described above, net operating income decreased compared to the first nine months of 2013 due to decreased volumes of both liquids and gas, partly offset by higher prices.

Depreciation, amortisation and net impairment losses increased by 21% mainly due to higher impairment losses in the first nine months of 2014, see description above. Also new investments and increased production from ramp-up and start-up on various fields, added to the decrease.

Operating expenses and selling, general and administrative expenses remain at the same level. In the first nine months of 2014,  costs were impacted by increased transportation, higher pension cost and other one-off expenses compared to the same period last year. An onerous contract provision impacted operating costs negatively in the first nine months of 2013.

Exploration expenses were up 14%, mainly due to impairment on several exploration assets in the first nine months of 2014, partly offset by lower drilling and seismic activity, reduced field development costs and a higher capitalisation rate.

Cash flows provided by operating activities were NOK 99.1 billion, an increase of NOK 12.4 billion compared to the first nine months of 2013. The increase was mainly due to higher prices measured for liquids, and a positive contribution from lower taxes paid, partly offset by changes in working capital.

Cash flows used in investing activities were NOK 75.8 billion, the decrease compared to the first nine months of 2013 was mainly due to lower investments in deposits with more than three months maturity. Investments in property, plant and equipment and intangible assets amounted to NOK 88.2 billion. Proceeds from sale of assets in 2014 amounted to NOK 11.2 billion, which relates mainly to the divestment of interests in the Shah Deniz field and the South Caucasus pipeline.

Cash flows used in financing activities amounted to NOK 29.5 billion, and are mainly related to the payments of dividends in 2014 of NOK 28.0 billion. The amounts reported in 2013 were impacted by a 2013 debt issuance of NOK 37.5 billion.

OUTLOOK

•       Organic capital expenditures for 2014 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern), are estimated at around USD 20 billion.

•       Statoil will continue to mature the large portfolio of exploration assets and expects to complete around 50 wells in 2014 with a total exploration activity level at around USD 3.5 billion, excluding signature bonuses.

•       Statoil focuses on value creation, and RoACE (Return on Average Capital Employed) is expected to stabilise at the 2013 level, based on an oil price of USD 100 per barrel (real 2013).

•       Our ambition is to keep our unit of production cost in the top quartile of our peer group.

•       For the period 2013 - 2016 organic production growth [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) from a 2013 level rebased for divestments and redeterminations. 1)

•       The equity production development for 2014 is estimated to be around 2% CAGR from a 2013 level rebased for divestments and redetermination. [7]

•       The equity production development for 2014 is estimated to be around 2% CAGR from a 2013 level rebased for divestments and redetermination.[7]

•       Scheduled maintenance activity  is estimated to reduce quarterly production by approximately 25 mboe per day in the fourth quarter of 2014, primarily planned outside the NCS, mostly in liquids. In total, the maintenance is estimated to reduce equity production by around 50 mboe per day for the full year 2014, of which the majority is liquids.

•       Indicative PSA (Production Sharing Agreement) effect and US royalties are estimated to around 200 mboe per day in 2014 based on an oil price of USD 110 per barrel.

•       Deferral of gas production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

1) An updated status will be provided on the Capital Markets Update on 6 February 2015.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future.

DEVELOPMENT AND PRODUCTION NORWAY

Third quarter 2014 review

Average daily production of liquids and gas decreased by 3% to 1,086 mboe per day compared to the third quarter of 2013. The decrease was mainly due to expected natural decline on mature fields, divestments and lower gas-offtake. The decrease was partly offset by fewer turnarounds, ramp-up of new fields together with higher production regularity compared to the same quarter last year.

Third quarter			Income statement under IFRS	First nine months			Full year
2014	2013	change	(in NOK billion)	2014	2011	change	2013

41.5	52.9	(22%)	Total revenues and other income	131.9	149.4	(12%)	202.2

(6.7)	(6.1)	11%	Operating expenses and selling, general and administrative expenses	(20.1)	(21.2)	(5%)	(27.4)
(9.4)	(8.5)	12%	Depreciation, amortisation and net impairment losses	(26.4)	(24.3)	9%	(32.2)
(0.7)	(1.9)	(61%)	Exploration expenses	(3.2)	(4.1)	(21%)	(5.5)

24.6	36.5	(33%)	Net operating income	82.1	99.9	(18%)	137.1

Net operating income for Development and Production Norway was NOK 24.6 billion compared to NOK 36.5 billion in the third quarter of 2013.

Net operating income in the third quarter of 2013 was positively impacted by gain on sale of assets of NOK 6.4 billion.

In addition to the factors described above, the decrease in net operating income in the third quarter of 2013 was mainly due to reduced gas and liquids prices together with reduced gas production.

Depreciation, amortisation and net impairment losses increased mainly due to new investments on major producing fields together with new fields in production. In addition, a larger share of oil in the production mix contributed to the increase.

Exploration expenses decreased by 61% mainly due to lower drilling activity.

First nine months 2014

Net operating income in the first nine months of 2014 was NOK 82.1 billion compared to NOK 99.9 billion in the same period last year.

Net operating income in the first nine months of 2013 was positively impacted by gain on sale of assets of NOK 6.4 billion, partly offset by provision of NOK 0.8 billion and losses on changes in fair value of derivatives.

In addition to the factors mentioned above, the 18% decrease in net operating income in third quarter of 2014 compared to same period last year was due to lower production. The lower production was caused by divestments and expected natural decline. Lower gas-offtake in order to create future value and lower gas prices added to the decrease. New fields in production together with higher production regularity compared to the same period last year partly offset the decrease.

Depreciation, amortisation and net impairment losses increased by 9% mainly due to new investments on major producing fields and new fields in production. In addition, higher volumes of deferred gas with a corresponding larger share of oil in the production mix contributed to the increase.

Exploration expenses decreased by 21% mainly due to lower drilling activity in the first nine months of 2014 compared to the same period in 2013.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Third quarter 2014 review

Average equity production of liquids and gas increased by 2% to 743 mboe per day compared to the third quarter of 2013. The increase was mainly due to ramp-up on CLOV (Angola), Marcellus (US) and PSVM (Angola). The increase was partly offset by the farm-down in Shah Deniz and expected natural decline at various fields.

Average daily entitlement production of liquids and gas decreased marginally to 540 mboe per day compared to the third quarter of 2013. Increased equity production and lower negative effect of production sharing agreements (PSA effect) were more than offset by higher negative effect from US royalties. The PSA effect was 166 mboe per day in the third quarter of 2014 compared to 175 mboe per day in the third quarter of 2013.

Third quarter			Income statement under IFRS	First nine months			Full year
2014	2013	change		2014	2013	change	2013
	(restated)		(in NOK billion)		(restated)		(restated)

20.7	18.5	12%	Total revenues and other income	68.8	56.8	21%	81.9

(6.0)	(5.2)	15%	Operating expenses and selling, general and administrative expenses	(17.6)	(15.4)	15%	(21.0)
(15.8)	(8.8)	80%	Depreciation, amortisation and net impairment losses	(34.5)	(22.2)	56%	(31.9)
(7.7)	(4.0)	92%	Exploration expenses	(11.6)	(9.0)	29%	(12.5)

(8.8)	0.5	>(100%)	Net operating income	5.1	10.3	(50%)	16.4

Net operating income for Development and Production International (DPI) was NOK 8.8 billion negative in the third quarter of 2014, compared to NOK 0.5 billion in the same period in 2013.

In the third quarter of 2014 net operating income was negatively impacted by impairment losses of NOK 12.1 billion, mainly related to the Kai Kos Dehseh oil sands project of NOK 8.1 billion and impairment of exploration assets of NOK 3.4 billion. A provision for a commercial dispute of NOK 0.7 billion also contributed to the reduction in net operating income. Gain on sale of assets of NOK 0.5 billion partly offset the reduction in net operating income. In the third quarter of 2013 net operating income was negatively impacted by provisions of NOK 4.3 billion and impairment losses of NOK 1.4 billion.

In addition to the factors mentioned above, the decrease in net operating income in the third quarter of 2014 was mainly due to lower realised oil and gas prices. The increase was partly offset by higher entitlement production.

Increased operating expenses and selling, general and administrative expenses mainly driven by onshore activities in the US contributed to the decrease.

Depreciation, amortisation and net impairment losses increased by 80% mainly due to higher impairment losses in the third quarter of 2014 compared to the same period last year. Also, start-up and ramp-up contributed to the decrease.

Exploration expenses increased by 92% mainly due to impairments on exploration assets in Angola and in the US. The increase was partly offset by increased capitalisation and a lower portion of exploration expenditures capitalised earlier years being expensed.

First nine months 2014

Net operating income for DPI was NOK 5.1 billion, down 50% compared to the first nine months of 2013.

Net operating income in the first nine months of 2014 was negatively impacted by impairment losses of NOK 16.8 billion. The impairment losses were mainly related to Kai Kos Dehseh oil sands project of NOK 8.1 billion, US onshore assets of NOK 5.0 billion together with exploration assets of NOK 3.4 billion. The negative impact was partly offset by a gain on sale of assets of NOK 5.8 billion. The gain on sale of assets is related to interest in the Shah Deniz project together with ownership shares in Angola assets.

Net operating income in the first nine months of 2013 was negatively impacted by provisions of NOK 4.3 billion together with impairment losses of NOK 1.7 billion.

Total revenues and other income increased by 21%. The increase is mainly due to gain on sale of assets in the first nine months of 2013 and higher entitlement production compared to the same period last year.  Lower oil and gas prices offset the increase.

Operating expenses and selling, general and administrative expenses increased mainly due to higher operating expenses driven by production growth.

Depreciation, amortisation and net impairment losses increased by 56%, mainly due to increased impairment losses compared to the same period last year.

Exploration expenses increased by 29% mainly due to impairments of exploration assets. The increase was partly offset by reduced seismic and field development costs.

MARKETING, PROCESSING AND RENEWABLE ENERGY

Third quarter 2014 review

Natural gas sales volumes amounted to 11.1 billion standard cubic meters (bcm), down 17% compared to the third quarter of 2013 mainly due to lower entitlement production on the Norwegian continental shelf and lower third party volumes sold. Of the total gas sales in the third quarter of 2014, entitlement gas amounted to 9.2 bcm compared to 10.0 bcm in the third quarter of 2013.

Average invoiced European natural gas sales price decreased by 21%, mainly due to decrease in market prices related to our gas contract portfolio. Averaged invoiced North American pipe gas sales price decreased by 5%.

Third quarter			Income statement under IFRS	First nine months			Full year
2014	2013	change		2014	2013	change	2013
	(restated)		(in NOK billion)		(restated)		(restated)

145.0	160.5	(10%)	Total revenues and other income	452.4	461.5	(2%)	608.6

(132.5)	(147.5)	(10%)	Purchases [net of inventory variation] [6]	(410.7)	(429.7)	(4%)	(565.2)
(8.5)	(7.1)	19%	Operating expenses and selling, general and administrative expenses	(24.8)	(26.1)	(5%)	(33.7)
(2.1)	(5.0)	(58%)	Depreciation, amortisation and net impairment losses	(3.4)	(6.4)	(46%)	(7.0)

1.8	0.9	>100%	Net operating income	13.4	(0.7)	>(100%)	2.6

Net operating income for Marketing, Processing and Renewable Energy (MPR) was NOK 1.8 billion compared to NOK 0.9 billion in the third quarter of 2013.

Net operating income in the third quarter of 2014 was impacted by impairment losses of NOK 1.4 billion related to midstream assets, and a loss on operational storage (Purchases  line item) due to changes in the value of inventories during the period. Net operating income in the third quarter of 2013 was impacted by impairment losses of NOK 4.2 billion related to the refineries and a gain on operational storage.

In addition to the factors described above, the increase in net operating income in the third quarter of 2014 is mainly due to stronger refinery margins together with increased margins for the US gas sales. The increase was partly offset by lower margins for the European gas sales due to lower sales volumes in addition to lower margins from LNG trading. Increased margins from trading of gas liquids are offset by reduced margins from trading of crude and oil products.

Operating expenses and selling, general and administration expenses increased by 19% to NOK 8.5 billion, mainly because of  higher transport costs due to value chain optimisation. In addition, one-off expenses related to ongoing activity level impacted the expenses in the third quarter this year compared to third quarter of 2013.

Depreciation, amortisation and net impairment losses decreased by 58% to NOK 2.1 billion, explained by the impairment losses mentioned above.

First nine months 2014

Net operating income for MPR was NOK 13.4 billion compared to a loss of NOK 0.7 billion in the first nine months of 2013.

Net operating income in the first nine months of 2014 was positively impacted by an income due to the award payment related to a commercial dispute of NOK 2.8 billion (Total revenue and other income line item) and  a gain on sale of assets of NOK 0.7 billion. Impairment losses net of reversals of NOK 1.2 billion mainly related to midstream assets and a loss on operation storage (Purchase line item) impacted net operating income negatively.

Net operating income in the first nine months of 2013 was negatively impacted by impairment losses related to the refineries (NOK 4.2 billion) and an onerous contract provision related to the Cove Point terminal (NOK 4.1 billion).

In addition to the factors described above, net operating income in the third quarter of 2013 increased. The increase was mainly due to stronger contribution from US gas sales as a result of higher prices, improved margins for gas in Europe and stronger margins from LNG. Further, net operating income increased due to higher margins for liquids as a result of improved overall trading performance, improved refinery margins and increased result related to ownership in infrastructure.

Depreciation, amortisation and net impairment losses decreased by 46%, mainly due to lower impairments losses in the first nine months of 2014 compared to the same period last year.

Condensed interim financial statements

Third quarter 2014

CONSOLIDATED STATEMENT OF INCOME

Third quarter			First nine months		Full year
2014	2013		2014	2013	2013
	(restated*)	(unaudited, in NOK billion)		(restated*)	(restated*)

147.4	161.6	Revenues	459.8	470.1	616.6
(0.0)	0.2	Net income from associated companies	0.2	(0.0)	0.1
0.9	7.0	Other income	10.0	7.3	17.8

148.2	168.8	Total revenues and other income	470.0	477.4	634.5

(74.1)	(82.7)	Purchases [net of inventory variation]	(227.0)	(236.8)	(306.9)
(19.3)	(16.4)	Operating expenses	(57.7)	(56.6)	(74.1)
(1.7)	(2.0)	Selling, general and administrative expenses	(5.1)	(5.7)	(7.8)
(27.6)	(22.6)	Depreciation, amortisation and net impairment losses	(65.0)	(53.7)	(72.4)
(8.5)	(5.9)	Exploration expenses	(14.8)	(13.0)	(18.0)

17.0	39.3	Net operating income	100.4	111.6	155.5

(1.0)	(0.4)	Net financial items	0.9	(13.0)	(17.0)

16.0	38.9	Income before tax	101.4	98.6	138.4

(20.8)	(25.2)	Income tax	(70.5)	(74.1)	(99.2)

(4.8)	13.7	Net income	30.9	24.5	39.2

(4.7)	14.3	Attributable to equity holders of the company	30.8	25.1	39.9
(0.0)	(0.6)	Attributable to non-controlling interests	0.0	(0.6)	(0.6)

(1.48)	4.48	Basic earnings per share (in NOK)	9.70	7.88	12.53
(1.48)	4.47	Diluted earnings per share (in NOK)	9.67	7.86	12.50
3,179.7	3,180.3	Weighted average number of ordinary shares outstanding in millions	3,180.3	3,181.1	3,180.7

* Relates to a change in significant accounting policies in the first quarter of 2014, see note 1 Organisation and basis for preparation.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Third quarter			First nine months		Full year
2014	2013	(unaudited, in NOK billion)	2014	2013	2013

(4.8)	13.7	Net income	30.9	24.5	39.2

1.8	(4.2)	Actuarial gains (losses) on defined benefit pension plans	1.8	(4.5)	(5.9)
0.1	1.2	Income tax effect on income and expense recognised in OCI	0.1	1.3	1.5
1.8	(3.0)	Items that will not be reclassified to statement of income	1.8	(3.2)	(4.4)

8.5	0.0	Foreign currency translation differences	10.7	19.9	22.9
8.5	0.0	Items that may be subsequently reclassified to statement of income	10.7	19.9	22.9

10.3	(3.0)	Other comprehensive income	12.5	16.7	18.5

5.5	10.7	Total comprehensive income	43.4	41.2	57.7

5.6	11.3	Attributable to the equity holders of the company	43.4	41.8	58.3
(0.0)	(0.6)	Attributable to non-controlling interests	0.0	(0.6)	(0.6)

CONSOLIDATED BALANCE SHEET

	At 30 September	At 31 December	At 30 September
(unaudited, in NOK billion)	2014	2013	2013

ASSETS
Property, plant and equipment	535.2	487.4	467.5
Intangible assets	84.1	91.5	93.4
Investments in associated companies	7.7	7.4	7.8
Deferred tax assets	11.0	8.2	7.0
Pension assets	2.8	5.3	6.9
Derivative financial instruments	24.9	22.1	27.5
Financial investments	18.3	16.4	16.7
Prepayments and financial receivables	6.4	8.5	8.4

Total non-current assets	690.5	646.8	635.2

Inventories	30.1	29.6	23.9
Trade and other receivables	82.2	81.8	70.4
Derivative financial instruments	4.1	2.9	3.1
Financial investments	38.9	39.2	18.9
Cash and cash equivalents	77.8	85.3	79.7

Total current assets	232.9	238.8	196.0

Total assets	923.4	885.6	831.2

EQUITY AND LIABILITIES
Shareholders' equity	365.5	355.5	339.4
Non-controlling interests	0.4	0.5	0.1

Total equity	365.9	356.0	339.5

Finance debt	160.9	165.5	142.8
Deferred tax liabilities	74.9	71.0	73.4
Pension liabilities	23.8	22.3	21.9
Provisions	111.5	101.7	87.3
Derivative financial instruments	2.6	2.2	2.5

Total non-current liabilities	373.7	362.7	327.9

Trade and other payables	93.5	95.6	88.0
Current tax payable	53.8	52.8	61.6
Finance debt	27.6	17.1	12.6
Dividends payable	5.7	0.0	0.0
Derivative financial instruments	3.2	1.5	1.6

Total current liabilities	183.8	166.9	163.8

Total liabilities	557.5	529.6	491.7

Total equity and liabilities	923.4	885.6	831.2

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9
Net income for the period			25.1		25.1	(0.6)	24.5
Other comprehensive income			(3.2)	19.9	16.7		16.7
Dividends			(21.5)		(21.5)		(21.5)
Other equity transactions		(0.1)	0.0		(0.1)	(0.0)	(0.1)

At 30 September 2013	8.0	40.5	271.2	19.7	339.4	0.1	339.5

At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0
Net income for the period			30.8		30.8	0.0	30.9
Other comprehensive income			1.8	10.7	12.5		12.5
Dividends			(33.7)		(33.7)		(33.7)
Other equity transactions		(0.1)	0.4		0.3	(0.1)	0.2

At 30 September 2014	8.0	40.2	284.0	33.3	365.5	0.4	365.9

The Dividends  of NOK 33.7 billion consist of dividends declared for 2013 of NOK 7.00 per share, amounting to NOK 22.3 billion. For the first quarter of 2014 interim dividends of NOK 1.80 per share were declared, amounting to NOK 5.7 billion, and were paid in the second quarter. The interim dividends declared in the second quarter of 2014 of NOK 1.80 per share, amounting to NOK 5.7 billion, will be paid in the fourth quarter of 2014 and are recognised as a liability in the condensed interim financial statements.

In the first nine months of 2013, Dividends  consist of dividends declared and paid of NOK 6.75 per share, amounting to a dividend of NOK 21.5 billion.

CONSOLIDATED STATEMENT OF CASH FLOWS

Third quarter			First nine months		Full year
2014	2013	(unaudited, in NOK billion)	2014	2013	2013

16.0	38.9	Income before tax	101.4	98.6	138.4

27.6	22.6	Depreciation, amortisation and net impairment losses	65.0	53.7	72.4
5.0	1.0	Exploration expenditures written off	6.3	1.4	3.1
1.6	(1.7)	(Gains) losses on foreign currency transactions and balances	2.3	4.7	4.8
(1.0)	(7.0)	(Gains) losses on sales of assets	(6.6)	(7.2)	(17.6)
0.8	3.9	(Increase) decrease in other items related to operating activities	2.5	3.9	6.6
0.5	(4.1)	(Increase) decrease in net derivative financial instruments	(1.9)	6.5	11.7
0.5	0.4	Interest received	1.7	1.6	2.1
(1.0)	(0.6)	Interest paid	(2.8)	(1.8)	(2.5)

50.0	53.4	Cash flows provided by operating activities before taxes paid and working capital items	167.9	161.5	218.8

(15.7)	(18.4)	Taxes paid	(65.7)	(80.5)	(114.2)

		Working capital items:
(3.9)	3.3	(Increase) decrease in inventories	(0.5)	4.7	(1.1)
(9.0)	14.2	(Increase) decrease in trade and other receivables	1.9	(1.0)	(11.9)
4.7	(12.3)	Increase (decrease) in trade and other payables	(4.5)	2.1	9.7

26.1	40.2	Cash flows provided by operating activities	99.1	86.7	101.3

(25.8)	(23.0)	Additions to property, plant and equipment	(82.1)	(75.7)	(103.3)
(0.3)	(0.3)	Capitalised interest paid	(0.9)	(0.8)	(1.1)
(0.1)	(1.9)	Exploration expenditures capitalised and additions to other intangibles	(5.2)	(7.5)	(10.0)
6.7	(9.4)	(Increase) decrease in financial investments	1.8	(3.4)	(23.2)
(0.6)	(0.1)	(Increase) decrease in non-current loans granted and other non-current items	(0.5)	(0.3)	(0.0)
2.5	9.9	Proceeds from sale of assets and businesses	11.2	10.9	27.1

(17.5)	(24.8)	Cash flows used in investing activities	(75.8)	(76.8)	(110.4)

0.0	20.2	New finance debt	0.1	37.5	62.8
(0.7)	(4.4)	Repayment of finance debt	(3.8)	(7.3)	(7.3)
(5.7)	0.0	Dividend paid	(28.0)	(21.5)	(21.5)
(0.3)	(0.8)	Net current finance debt and other	2.2	(6.9)	(7.3)

(6.6)	14.9	Cash flows provided by (used in) financing activities	(29.5)	1.8	26.6

1.9	30.4	Net increase (decrease) in cash and cash equivalents	(6.2)	11.7	17.5

0.1	0.4	Effect of exchange rate changes on cash and cash equivalents	(1.3)	1.8	2.9
75.8	47.6	Cash and cash equivalents at the beginning of the period (net of overdraft)	85.3	64.9	64.9

77.8	78.4	Cash and cash equivalents at the end of the period (net of overdraft)	77.8	78.4	85.3

At 30 September 2013 Cash and cash equivalents included a net bank overdraft of NOK 1.3 billion. For the other periods the net bank overdraft has been rounded to zero.

Notes to the condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the third quarter of 2014 were authorised for issue by the board of directors on 28 October 2014.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in the Statoil annual financial statements for 2013 and applies to these condensed interim financial statements.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable period have been restated to conform to current period presentation.

The condensed interim financial statements are unaudited.

Changes to significant accounting policies in the first nine months of 2014

Except for the two policy changes described in the following, there have been no other changes to significant accounting policies in the first nine months of 2014 compared to the annual financial statements for 2013.

Natural gas sales made by Statoil subsidiaries on behalf of the Norwegian State

With effect from the first quarter 2014, Statoil changed its policy for the presentation of natural gas sales, and related expenditure, on behalf of the Norwegian State made by Statoil subsidiaries in their own name. Where the subsidiary is considered the principal in the transaction, such gas sales were previously presented gross in the Consolidated statement of income, while the Norwegian State’s share of profit or loss was reflected in Statoil’s Selling, general and administrative expenses as expenses or reduction of expenses, respectively.

With effect from the first quarter 2014, such natural gas sales by Statoil subsidiaries on behalf of the Norwegian State are presented net in the Consolidated statement of income. They are linked to, and in nature no different from, Statoil ASA’s marketing and sale of natural gas in its own name, but for the Norwegian State’s account and risk, which are presented net. Following the change in policy, the assessment of the principal in the transactions and the related presentation of sales for the account and risk of the Norwegian State are determined on a consolidated basis. The revised policy more consistently reflects the sales of natural gas for the account and risk of the Statoil group, excluding transactions on behalf of the Norwegian State, and therefore provides more relevant information.

The changes have been applied retrospectively in these condensed interim financial statements including the notes. The change in accounting policy is immaterial to the Consolidated statement of income for the periods covered by these condensed interim financial statements. There is no impact on Net operating income, Net income, the Consolidated balance sheet or the Consolidated statement of cash flows from this policy change.

Recognition of disputed income tax positions

With effect from the third quarter 2014, Statoil changed its policy for the recognition of income tax positions for which payment has been made despite Statoil disputing the tax claim involved. Previously only amounts virtually certain of being refunded to Statoil were reflected as assets for positions involving such disputed income tax amounts. As of the third quarter 2014 Statoil reflects as assets any disputed amounts that are probable of being refunded. The corresponding impact to profit and loss is reflected as a reduction within Income tax in the Consolidated statement of income.

The change in policy mitigates the previously asymmetrical accounting for disputed tax cases involving assets and liabilities. Disputed income tax positions are now reflected in the Consolidated balance sheet as assets if a refund from the relevant tax authority is probable, and as liabilities if an outflow of cash from Statoil is probable. This ensures that the accounts more consistently reflect the underlying facts and evaluations in each case. Consequently more relevant information is provided independently of whether an income tax dispute occurs in a tax regime that requires up-front payment in disputed matters (such as for instance Norway), or in a tax regime where disputed payments are not due until a dispute has been legally settled in Statoil’s disfavour.

The change in accounting policy is not material to the Consolidated statement of income, the Consolidated balance sheet and the Consolidated statement of cash flows for the periods covered by these condensed interim financial statements, and consequently has not been applied retrospectively.

Use of estimates

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production North America (DPNA), Development and Production International (DPI), Marketing, Processing and Renewable Energy (MPR) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers and the methods of distribution.

The Eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the third quarter and the first nine months of 2014 and 2013 is presented below. The measurement basis of segment profit is Net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. Also, the line Additions to PP&E, intangibles and associated companies is excluding movements due to changes in asset retirement obligations.

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

Third quarter 2014
Revenues third party and Other income	1.2	2.7	144.3	0.1	-	148.3
Revenues inter-segment	40.2	18.2	0.6	0.0	(59.0)	(0.0)
Net income (loss) from associated companies	0.0	(0.2)	0.1	(0.0)	-	(0.0)

Total revenues and other income	41.5	20.7	145.0	0.1	(59.0)	148.2

Net operating income	24.6	(8.8)	1.8	(0.6)	0.0	17.0

Significant non-cash items recognised
- Depreciation and amortisation	9.4	8.6	0.7	0.2	-	19.0
- Net impairment losses (reversals)	0.0	7.2	1.4	0.0	-	8.6
- Unrealised (gain) loss on commodity derivatives	(0.5)	0.0	0.3	0.0	-	(0.2)
- Exploration expenditures written off	0.0	5.0	0.0	0.0	-	5.0

Additions to PP&E, intangibles and associated companies	13.1	13.5	2.3	0.2	-	29.0

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

Third quarter 2013
Revenues third party and Other income	7.7	0.4	160.3	0.2	-	168.6
Revenues inter-segment	45.2	17.9	0.2	0.0	(63.3)	0.0
Net income (loss) from associated companies	0.0	0.2	(0.0)	0.0	-	0.2

Total revenues and other income	52.9	18.5	160.5	0.2	(63.3)	168.8

Net operating income	36.5	0.5	0.9	(0.3)	1.7	39.3

Significant non-cash items recognised
- Depreciation and amortisation	8.0	7.9	0.8	0.3	-	17.0
- Provisions	0.0	4.3	0.0	0.0	-	4.3
- Net impairment losses (reversals)	0.5	0.9	4.2	0.0	-	5.6
- Unrealised (gain) loss on commodity derivatives	(0.9)	0.0	(0.3)	0.0	-	(1.2)
- Exploration expenditures written off	0.0	1.0	0.0	0.0	-	1.0

Additions to PP&E, intangibles and associated companies	16.4	14.8	2.3	0.4	-	33.9

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

First nine months 2014
Revenues third party and Other income	2.5	16.1	450.7	0.5	-	469.8
Revenues inter-segment	129.3	52.9	1.4	0.0	(183.5)	(0.0)
Net income (loss) from associated companies	0.1	(0.1)	0.4	(0.0)	-	0.2

Total revenues and other income	131.9	68.8	452.4	0.5	(183.5)	470.0

Net operating income	82.1	5.1	13.4	(2.0)	1.8	100.4

Significant non-cash items recognised
- Depreciation and amortisation	26.4	23.0	2.2	0.7	-	52.3
- Net impairment losses (reversals)	0.0	11.5	1.2	0.0	-	12.8
- Unrealised (gain) loss on commodity derivatives	0.2	0.0	(0.3)	0.0	-	(0.1)
- Exploration expenditures written off	0.4	5.9	0.0	0.0	-	6.3

Investments in associated companies	0.2	4.9	2.4	0.1	-	7.7
Non-current segment assets	269.6	301.6	43.4	4.8	-	619.4
Non-current assets, not allocated to segments						63.5

Total non-current assets						690.5

Additions to PP&E, intangibles and associated companies	43.2	44.2	5.4	0.7	-	93.4

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

First nine months 2013
Revenues third party and Other income	6.8	9.2	460.7	0.7	-	477.4
Revenues inter-segment	142.6	47.7	0.7	0.0	(191.0)	(0.0)
Net income (loss) from associated companies	0.0	(0.1)	0.1	(0.0)	-	(0.0)

Total revenues and other income	149.4	56.8	461.5	0.7	(191.0)	477.4

Net operating income	99.9	10.3	(0.7)	(0.7)	2.8	111.6

Significant non-cash items recognised
- Depreciation and amortisation	23.7	21.3	2.1	0.9	-	48.0
- Provisions	0.8	4.3	4.1	0.0	-	9.2
- Net impairment losses (reversals)	0.6	0.9	4.2	0.0	-	5.7
- Unrealised (gain) loss on commodity derivatives	1.0	0.0	0.0	0.0	-	1.0
- Exploration expenditures written off	0.1	1.3	0.0	0.0	-	1.4

Investments in associated companies	0.2	4.8	2.6	0.2	-	7.8
Non-current segment assets	235.7	281.5	38.0	5.7	-	560.9
Non-current assets, not allocated to segments						66.5

Total non-current assets						635.2

Additions to PP&E, intangibles and associated companies	41.8	40.0	4.4	1.0	-	87.2

In the third quarter of 2014, the segment data for DPI has been negatively impacted by impairment losses of NOK 8.1 billion relating to the Kai Kos Dehseh oil sands project in Alberta, Canada. The impairment losses are presented as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets’ nature of Property, Plant and Equipment and Intangible assets, respectively. The impairment losses were triggered by Statoil’s decision in the third quarter to postpone the development decision for the Corner field development, which is part of the Kai Kos Dehseh project, in combination with a general weakening of the market outlook for oil sands projects such as Kai Kos Dehseh, including the impact of market factors such as increased cost level and market access for Alberta oil.

In the DPI segment impairment losses of NOK 3.5 billion on other exploration assets, mainly related to dry wells and uncommercial discoveries in Angola and in the Gulf of Mexico, were recognised in the third quarter of 2014.

The segment data for DPI for the first nine months of 2014 has also been influenced by impairment losses related to US onshore assets of NOK 4.3 billion in the second quarter which primarily affected goodwill. The impairments were mainly related to updated assumptions with sustained negative local price differentials.

The segment data for MPR in the third quarter of 2014 include impairment losses of NOK 1.4 billion relating to midstream assets. The impairment mainly relates to reduced expectations of future trading activities.

The segment data for MPR for the first nine months of 2014 also includes an amount of NOK 2.8 billion (USD 0.5 billion), recognised and presented as Other income in the first quarter following an arbitration ruling in Statoil’s favour. The awarded payment was received by Statoil and the case finally concluded in the first quarter of 2014.

The segment data for MPR and DPI has also been influenced by the sale transactions discussed in note 3 Acquisitions and dispositions.

Revenues by geographic areas

When attributing Revenues third party and Other income to the country of the legal entity executing the sale for the third quarter of 2014, Norway constitutes 74%, and the USA constitutes 15%.

Non-current assets by country

	At 30 September	At 31 December	At 30 September
(in NOK billion)	2014	2013	2013

Norway	294.5	269.6	257.2
USA	167.4	159.2	156.3
Angola	45.2	45.9	44.3
Brazil	25.7	24.5	23.7
Azerbaijan	19.4	19.0	18.8
UK	18.8	13.6	14.1
Canada	17.2	19.9	20.7
Algeria	9.9	9.0	9.5
Other countries	28.8	25.6	24.2

Total non-current assets*	627.0	586.3	568.8

* Excluding deferred tax assets, pension assets and non-current financial assets.

3 Acquisitions and dispositions

Transactions closed in the third quarter

During the third quarter of 2014 Statoil closed an agreement to divest a 35% working interest in the Dudgeon offshore wind-farm and retain a 35% working interest, an agreement to farm down a 15% working interest in Angola Block 39 and retain a 40% working interest, and an agreement to divest its 5% working interest in Angola Block 15/06. Gains of NOK 0.9 billion from the transactions have been presented within the line item Other income in the Consolidated statement of income from the Marketing, Processing and Renewable Energy (MPR) and Development and Production International (DPI) segments by NOK 0.4 billion and NOK 0.5 billion, respectively.

Agreement for sale of interests in licences on the Norwegian Continental Shelf to Wintershall

In the third quarter of 2014 Statoil entered into an agreement with Wintershall to sell certain ownership interests in licences on the Norwegian Continental Shelf for a cash consideration worth NOK 8.1 billion (USD 1.25 billion) as of the economic date, 1 January 2014. The transaction is expected to be closed in the fourth quarter of 2014 and will be recognised in the Development and Production Norway (DPN) and the Marketing, Processing and Renewable Energy (MPR) segments. Statoil has estimated the gain as of the economic date to approximately NOK 4.9 billion. The gain, adjusted for activity in the interim period, will be recognised upon closing of the transaction. The transaction is tax exempt under the rules in the Norwegian Petroleum Tax system and the estimated gain includes a release of related deferred tax liabilities.

Sale of interests in the Shah Deniz project and the South Caucasus Pipeline

In the first quarter of 2014 Statoil closed an agreement with BP and in the second quarter of 2014 Statoil closed an agreement with SOCAR to divest a 3.33% working interest and a 6.67% working interest, respectively, in the Shah Deniz project and the South Caucasus Pipeline. Gains of NOK 1.8 billion (DPI NOK 1.7 billion and MPR NOK 0.1 billion) and NOK 3.6 billion (DPI NOK 3.5 billion and MPR NOK 0.1 billion), respectively, were recognised in the first and second quarter of 2014. The gains have been presented in the line item Other income in the Consolidated statement of income. The part of the transaction recognised in the DPI segment was tax exempt under the rules in Norway and Azerbaijan. Proceeds from the sale were NOK 2.7 billion and NOK 5.5 billion in the first and second quarter, respectively.

Subsequent to 30 September 2014, Statoil has entered into an agreement to sell its remaining 15.5% working interest in the Shah Deniz project. See note 8 Subsequent events.

Kai Kos Dehseh oil sands swap agreement

In the second quarter of 2014 Statoil and its partner PTTEP closed an agreement to swap the two parties' respective interests in the Kai Kos Dehseh oil sands project in Alberta, Canada. Statoil paid a balancing cash consideration of NOK 2.5 billion and assumed a net liability of NOK 0.3 billion. Subsequent to the closing, Statoil continues as 100% owner of the Leismer and Corner projects, while PTTEP owns 100% of the Thornbury, Hangingstone and South Leismer areas. The transaction was recognised in the DPI segment in the second quarter of 2014 resulting in an increase in Property, plant and equipment of NOK 4.6 billion, including a transfer from Intangible assets of NOK 1.8 billion, and with no impact on the Consolidated statement of income.

In the third quarter of 2014 Statoil decided to postpone the development decision for the Corner field development. See note 2 Segments.

4 Financial items

Third quarter			First nine months		Full year
2014	2013	(in NOK billion)	2014	2013	2013

(0.1)	0.1	Net foreign exchange gains (losses)	0.6	(7.2)	(8.6)
0.5	1.0	Interest income and other financial items	2.6	2.9	3.6
0.8	(0.0)	Gains (losses) derivative financial instruments	3.6	(5.7)	(7.4)
(2.1)	(1.5)	Interest and other finance expenses	(5.8)	(3.0)	(4.6)

(1.0)	(0.4)	Net financial items	0.9	(13.0)	(17.0)

5 Income tax

Third quarter			First nine months		Full year
2014	2013	(in NOK billion)	2014	2013	2013

16.0	38.9	Income before tax	101.4	98.6	138.4
(20.8)	(25.2)	Income tax	(70.5)	(74.1)	(99.2)
129.7%	64.9%	Equivalent to a tax rate of	69.5%	75.2%	71.7%

The tax rate for the third quarter of 2014, and for the first nine months of 2014, was primarily influenced by impairments with lower than average tax rates. For the first nine months of 2014 the tax rate was also influenced by the tax exempted sale of interests in the Shah Deniz Project and the recognition of a non-cash tax income following a verdict in the Norwegian Supreme Court in February 2014. The Supreme Court voted in favour of Statoil in a tax dispute regarding the tax treatment of foreign exploration expenditures.

The tax rate for the third quarter of 2013 was primarily influenced by a tax exempted gain on the Norwegian Continental Shelf (NCS). This was partly offset by impairments with lower than average tax rates. The tax rate for the first nine months of 2013 was primarily influenced by expenses and impairments, including onerous contract provisions and losses on financial items, subject to lower than average tax rates. This was partly offset by a tax exempted gain on the NCS.

6 Property, plant and equipment and Intangible assets

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2013	487.4	91.5
Additions *	95.4	6.0
Transfers **	5.7	(5.7)
Disposals	(5.4)	(1.0)
Expensed exploration expenditures and impairment losses ***	-	(6.3)
Depreciation, amortisation and net impairment losses ***	(60.6)	(4.5)
Effect of foreign currency translation adjustments	12.7	4.1

Balance at 30 September 2014	535.2	84.1

* Includes NOK 2.8 billion in Property, plant and equipment related to the Kai Kos Dehseh oil sands swap agreement. See note 3 Acquisitions and dispositions.

** Includes NOK 1.8 billion related to the Kai Kos Dehseh oil sands swap agreement.  See note 3 Acquisitions and dispositions.

*** Includes impairment losses of NOK 8.4 billion and NOK 10.7 billion in Property, plant and equipment and Intangible assets, respectively. See note 2 Segments.

7 Provisions, commitments, contingent liabilities and contingent assets

Statoil's estimated asset retirement obligations (ARO) have increased by NOK 12.1 billion during the first nine months of 2014, mainly due to a reduction in discount rates. The main part of the ARO increase related to the second quarter. Changes in ARO are reflected within Property, plant and equipment and Provisions  in the Consolidated balance sheet.

In the first quarter of 2014 a major part of the financial exposure related to long term gas sales price review claims at that time, for which arbitration previously had been requested, was settled on commercial terms with no significant impact on the condensed interim financial statements. At the end of the third quarter of 2014 the exposure related to ongoing price review arbitration cases was approximately NOK 3.6 billion for gas delivered prior to third quarter end. Statoil has provided for its best estimate related to price review arbitration cases in these condensed interim financial statements, with the impact to the Consolidated statement of income reflected as revenue adjustments.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Subsequent events

In October 2014 Statoil entered into an agreement with Petronas to sell its remaining 15.5% interest in the Shah Deniz project and the South Caucasus Pipeline for a cash consideration per economic date 1 January 2014 of NOK 14.2 billion (USD 2.2 billion). The transaction is expected to be closed in the first half of 2015. Statoil expects to recognise a gain from the transaction primarily in the DPI segment. Upon closing, Statoil will reduce commitments related to long-term agreements for pipeline transportation of approximately NOK 50 billion (USD 8 billion).

On 28 October 2014, the Board of Directors resolved to declare an interim dividend of NOK 1.80 per share. The shares will trade ex-dividend on 14 November 2014. The payment will be executed on 28 November 2014 for shareholders at OSE and around 5 December for ADR holders at NYSE.

9 Condensed consolidating financial information related to guaranteed debt securities

Statoil Petroleum AS, a 100% owned subsidiary of Statoil ASA, is the co-obligor of certain existing debt securities of Statoil ASA that are registered under the US Securities Act of 1933 ("US registered debt securities"). As co-obligor, Statoil Petroleum AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Statoil ASA, the payment and covenant obligations for these US registered debt securities. In addition, Statoil ASA is also the co-obligor of a US registered debt security of Statoil Petroleum AS. As co-obligor, Statoil ASA fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Statoil Petroleum AS, the payment and covenant obligations of that security. In the future, Statoil ASA may from time to time issue future US registered debt securities for which Statoil Petroleum AS will be the co-obligor or guarantor.

The following financial information on a condensed consolidating basis provides financial information about Statoil ASA, as issuer and co-obligor, Statoil Petroleum AS, as co-obligor and guarantor, and all other subsidiaries as required by SEC Rule 3-10 of Regulation S-X. The condensed consolidating information presented below reflects the transfer of Norwegian Continental Shelf assets to Statoil Petroleum AS for all periods presented. The condensed consolidating information is prepared in accordance with Statoil's IFRS accounting policies as described in note 2 Significant accounting policies in the Annual report on Form 20-F, except that investments in subsidiaries and jointly controlled entities are accounted for using the equity method as required by Rule 3-10.

The following is condensed consolidating financial information as of 30 September 2014 and 2013, and for the year ended 31 December 2013.

CONDENSED CONSOLIDATING STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First nine months 2014 (unaudited, in NOK billion)

Revenues and other income	318.7	152.6	165.3	(166.8)	469.8
Net income from equity accounted companies	29.6	(10.8)	0.1	(18.7)	0.2

Total revenues and other income	348.3	141.8	165.5	(185.6)	470.0

Total operating expenses	(321.9)	(64.0)	(153.1)	169.5	(369.6)

Net operating income	26.4	77.8	12.3	(16.1)	100.4

Net financial items	(0.8)	(1.7)	(0.3)	3.8	0.9

Income before tax	25.6	76.1	12.0	(12.4)	101.4

Income tax	1.4	(63.5)	(7.5)	(0.9)	(70.5)

Net income	27.1	12.6	4.5	(13.3)	30.9

Other comprehensive income	16.3	7.1	19.0	(29.9)	12.5

Total comprehensive income	43.4	19.7	23.5	(43.2)	43.4

CONDENSED CONSOLIDATING STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First nine months 2013 (unaudited, in NOK billion)

Revenues and other income	318.7	169.8	156.3	(167.4)	477.4
Net income from equity accounted companies	37.7	(5.5)	(0.1)	(32.1)	(0.0)

Total revenues and other income	356.4	164.3	156.2	(199.5)	477.4

Total operating expenses	(320.1)	(65.1)	(150.9)	170.3	(365.8)

Net operating income	36.3	99.2	5.3	(29.2)	111.6

Net financial items	(22.5)	(0.3)	4.9	4.9	(13.0)

Income before tax	13.8	98.9	10.2	(24.3)	98.6

Income tax	6.3	(71.6)	(8.2)	(0.6)	(74.1)

Net income	20.1	27.3	2.0	(24.9)	24.5

Other comprehensive income	21.6	3.9	24.1	(32.9)	16.7

Total comprehensive income	41.7	31.2	26.1	(57.8)	41.2

CONDENSED CONSOLIDATING STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2013 (unaudited, in NOK billion)

Revenues and other income	416.7	228.8	212.1	(223.2)	634.4
Net income from equity accounted companies	55.0	(8.0)	(0.2)	(46.6)	0.1

Total revenues and other income	471.7	220.8	211.9	(269.8)	634.5

Total operating expenses	(418.3)	(85.5)	(199.0)	223.6	(479.1)

Net operating income	53.5	135.3	12.9	(46.2)	155.5

Net financial items	(27.7)	(1.0)	5.9	5.7	(17.0)

Income before tax	25.8	134.3	18.8	(40.5)	138.4

Income tax	8.1	(95.3)	(11.7)	(0.2)	(99.2)

Net income	33.9	39.0	7.1	(40.7)	39.2

Other comprehensive income	24.2	5.0	27.6	(38.2)	18.5

Total comprehensive income	58.1	44.0	34.7	(78.9)	57.7

CONDENSED CONSOLIDATING BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 30 September 2014 (unaudited, in NOK billion)

ASSETS
Property, plant, equipment and intangible assets	5.5	284.3	329.6	0.0	619.4
Equity accounted companies	454.9	146.4	6.9	(600.5)	7.7
Other non-current assets	24.5	13.2	25.9	0.0	63.5
Non-current financial receivables from subsidiaries	72.7	0.7	0.2	(73.6)	0.0

Total non-current assets	557.5	444.5	362.6	(674.1)	690.5

Current receivables from subsidiaries	13.9	35.1	90.4	(139.4)	0.0
Other current assets	98.3	15.7	46.0	(4.9)	155.1
Cash and cash equivalents	67.6	1.0	9.2	0.0	77.8

Total current assets	179.8	51.8	145.6	(144.3)	232.9

Total assets	737.3	496.3	508.2	(818.4)	923.4

EQUITY AND LIABILITIES
Total equity	365.5	201.5	402.0	(603.1)	365.9

Non-current liabilities to subsidiaries	0.1	66.6	6.9	(73.6)	0.0
Other non-current liabilities	187.8	149.5	38.4	(2.0)	373.7

Total non-current liabilities	187.9	216.0	45.3	(75.6)	373.7

Other current liabilities	72.9	67.8	43.5	(0.4)	183.8
Current liabilities to subsidiaries	111.0	11.0	17.4	(139.4)	0.0

Total current liabilities	183.9	78.8	60.9	(139.7)	183.8

Total liabilities	371.8	294.8	106.2	(215.3)	557.5

Total equity and liabilities	737.3	496.3	508.2	(818.4)	923.4

CONDENSED CONSOLIDATING BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 30 September 2013 (unaudited, in NOK billion)

ASSETS
Property, plant, equipment and intangible assets	5.4	247.5	308.0	0.0	560.9
Equity accounted companies	333.8	139.8	7.1	(472.9)	7.8
Other non-current assets	26.4	19.1	21.0	(0.0)	66.5
Non-current financial receivables from subsidiaries	69.4	0.6	0.2	(70.2)	0.0

Total non-current assets	435.0	407.0	336.3	(543.1)	635.2

Current receivables from subsidiaries	13.9	20.1	53.4	(87.4)	0.0
Other current assets	66.8	13.5	39.7	(3.7)	116.3
Cash and cash equivalents	73.0	0.0	6.7	(0.0)	79.7

Total current assets	153.7	33.6	99.8	(91.1)	196.0

Total assets	588.7	440.6	436.1	(634.2)	831.2

EQUITY AND LIABILITIES
Total equity	339.4	120.6	354.5	(475.0)	339.5

Non-current liabilities to subsidiaries	0.1	67.2	2.9	(70.2)	0.0
Other non-current liabilities	167.5	129.8	31.4	(0.8)	327.9

Total non-current liabilities	167.6	197.0	34.3	(71.0)	327.9

Other current liabilities	44.7	76.8	43.1	(0.8)	163.8
Current liabilities to subsidiaries	37.0	46.2	4.2	(87.4)	(0.0)

Total current liabilities	81.7	123.0	47.3	(88.2)	163.8

Total liabilities	249.3	320.0	81.6	(159.2)	491.7

Total equity and liabilities	588.7	440.6	436.1	(634.2)	831.2

CONDENSED CONSOLIDATING BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 31 December 2013 (unaudited, in NOK billion)

ASSETS
Property, plant, equipment and intangible assets	5.4	259.5	313.6	0.4	578.9
Equity accounted companies	401.7	138.9	6.6	(539.9)	7.4
Other non-current assets	26.5	13.3	20.7	0.0	60.5
Non-current financial receivables from subsidiaries	69.4	0.6	0.2	(70.1)	0.0

Total non-current assets	503.1	412.3	341.0	(609.6)	646.8

Current receivables from subsidiaries	15.2	41.9	63.2	(120.2)	0.0
Other current assets	100.5	14.9	43.8	(5.7)	153.5
Cash and cash equivalents	77.0	0.0	8.3	0.0	85.3

Total current assets	192.7	56.7	115.3	(125.9)	238.8

Total assets	695.8	469.1	456.3	(735.5)	885.6

EQUITY AND LIABILITIES
Total equity	355.5	184.4	359.9	(543.8)	356.0

Non-current liabilities to subsidiaries	0.1	67.0	3.0	(70.1)	0.0
Other non-current liabilities	190.4	138.4	34.8	(1.0)	362.7

Total non-current liabilities	190.5	205.5	37.8	(71.1)	362.7

Other current liabilities	57.8	68.1	41.4	(0.4)	166.9
Current liabilities to subsidiaries	91.9	11.0	17.3	(120.2)	0.0

Total current liabilities	149.7	79.1	58.6	(120.6)	166.9

Total liabilities	340.3	284.6	96.5	(191.7)	529.6

Total equity and liabilities	695.8	469.1	456.3	(735.5)	885.6

CONDENSED CONSOLIDATING CASH FLOW STATEMENT
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First nine months 2014 (unaudited, in NOK billion)

Cash flows provided by (used in) operating activities	(0.6)	61.0	44.5	(5.8)	99.1
Cash flows provided by (used in) investing activities	(1.9)	(54.6)	(38.2)	18.9	(75.8)
Cash flows provided by (used in) financing activities	(5.7)	(5.4)	(5.3)	(13.1)	(29.5)

Net increase (decrease) in cash and cash equivalents	(8.2)	1.0	1.0	(0.0)	(6.2)

Effect of exchange rate changes on cash and cash equivalents	(1.2)	0.0	(0.1)	0.0	(1.3)
Cash and cash equivalents at the beginning of the period (net of overdraft)	77.0	0.0	8.3	0.0	85.3

Cash and cash equivalents at the end of the period (net of overdraft)	67.6	1.0	9.2	(0.0)	77.8

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First nine months 2013 (unaudited, in NOK billion)

Cash flows provided by (used in) operating activities	50.4	61.6	33.1	(58.4)	86.7
Cash flows provided by (used in) investing activities	33.2	(36.7)	(78.9)	5.6	(76.8)
Cash flows provided by (used in) financing activities	(69.8)	(24.9)	43.7	52.8	1.8

Net increase (decrease) in cash and cash equivalents	13.8	0.0	(2.1)	0.0	11.7

Effect of exchange rate changes on cash and cash equivalents	1.8	0.0	0.0	0.0	1.8
Cash and cash equivalents at the beginning of the period (net of overdraft)	57.4	0.0	7.5	0.0	64.9

Cash and cash equivalents at the end of the period (net of overdraft)	73.0	0.0	5.4	0.0	78.4

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2013 (unaudited, in NOK billion)

Cash flows provided by (used in) operating activities	64.3	69.9	39.6	(72.6)	101.3
Cash flows provided by (used in) investing activities	(46.9)	(46.0)	(87.4)	69.9	(110.4)
Cash flows provided by (used in) financing activities	(0.6)	(23.9)	48.5	2.7	26.6

Net increase (decrease) in cash and cash equivalents	16.8	0.0	0.7	0.0	17.5

Effect of exchange rate changes on cash and cash equivalents	2.7	0.0	0.2	0.0	2.9
Cash and cash equivalents at the beginning of the period (net of overdraft)	57.4	0.0	7.5	0.0	64.9

Cash and cash equivalents at the end of the period (net of overdraft)	77.0	0.0	8.3	0.0	85.3

Supplementary disclosures

OPERATIONAL DATA

Third quarter				First nine months			Full year
2014	2013	change	Operational data	2014	2013	change	2013

			Prices
93.7	103.6	(10%)	DPN average liquids price (USD/bbl)	98.5	100.4	(2%)	101.0
87.4	101.9	(14%)	DPI average liquids price (USD/bbl)	93.6	98.9	(5%)	98.4
91.2	102.9	(11%)	Group average liquids price (USD/bbl)	96.5	99.9	(3%)	100.1
569.5	616.6	(8%)	Group average liquids price (NOK/bbl) [1]	590.1	581.0	2%	588.1
1.20	1.78	(33%)	Transfer price natural gas (NOK/scm) [9]	1.49	1.89	(21%)	1.92
1.93	2.45	(21%)	Average invoiced gas prices - Europe (NOK/scm) [8]	2.23	2.39	(7%)	2.45
0.74	0.78	(5%)	Average invoiced gas prices - North America (NOK/scm) [8]	1.07	0.81	32%	0.83
7.0	3.8	85%	Refining reference margin (USD/bbl) [2]	4.3	4.9	(11%)	4.1

			Entitlement production (mboe per day)
593	584	2%	DPN entitlement liquids production	578	600	(4%)	591
389	387	0%	DPI entitlement liquids production	368	354	4%	354
982	971	1%	Group entitlement liquids production	946	953	(1%)	946
493	541	(9%)	DPN entitlement gas production	556	622	(11%)	626
151	155	(2%)	DPI entitlement gas production	158	143	11%	148
644	696	(7%)	Group entitlement gas production	714	764	(7%)	773
1,626	1,666	(2%)	Total entitlement liquids and gas production [3]	1,661	1,718	(3%)	1,719

			Equity production (mboe per day)
593	584	2%	DPN equity liquids production	578	600	(4%)	591
557	533	5%	DPI equity liquids production	531	524	1%	524
1,150	1,117	3%	Group equity liquids production	1,109	1,124	(1%)	1,115
493	541	(9%)	DPN equity gas production	556	622	(11%)	626
186	195	(5%)	DPI equity gas production	203	193	5%	200
678	735	(8%)	Group equity gas production	759	815	(7%)	825
1,829	1,852	(1%)	Total equity liquids and gas production [4]	1,868	1,939	(4%)	1,940

			MPR sales volumes
202	208	(3%)	Crude oil sales volumes (mmbl)	598	616	(3%)	809
9.2	10.0	(8%)	Natural gas sales Statoil entitlement (bcm)	30.5	32.6	(6%)	44.2
2.0	3.3	(40%)	Natural gas sales third-party volumes (bcm)	6.0	9.6	(37%)	12.3

EXCHANGE RATES

Third quarter				First nine months			Full year
2014	2013	change	Exchange rates	2014	2013	change	2013	2012

6.24	5.99	4%	USDNOK average daily exchange rate	6.11	5.82	5%	5.88	5.82
6.45	6.01	7%	USDNOK period-end exchange rate	6.45	6.01	7%	6.08	5.57
8.28	7.93	4%	EURNOK average daily exchange rate	8.28	7.67	8%	7.81	7.47
8.12	8.11	0%	EURNOK period-end exchange rate	8.12	8.11	0%	8.38	7.34

EXPLORATION EXPENSES

Third quarter			Exploration expenses	First nine months			Full year
2014	2013	change	(in NOK billion)	2014	2013	change	2013

0.8	2.3	(66%)	DPN exploration expenditures (activity)	4.8	5.7	(15%)	7.9
3.7	3.5	4%	DPI exploration expenditures (activity)	9.0	10.4	(14%)	13.8

4.5	5.9	(24%)	Group exploration expenditures (activity)	13.8	16.0	(14%)	21.8
0.1	0.5	(85%)	Expensed, previously capitalised exploration expenditure	1.0	0.7	50%	1.9
(1.0)	(1.0)	1%	Capitalised share of current period's exploration activity	(5.3)	(4.4)	19%	(6.9)
4.9	0.5	>100%	Impairment / reversal of Impairment	5.3	0.8	>100%	1.2

8.5	5.9	44%	Exploration expenses IFRS	14.8	13.0	14%	18.0

FINANCIAL INDICATORS

	At 30 September			At 31 December
(in NOK billion)	2014	2013	change	2013

Gross interest-bearing debt 1)	188.5	155.4	33.2	182.5
Net interest-bearing debt adjusted 2)	85.9	70.3	15.6	63.7
Net debt to capital employed ratio 2)	16.4%	14.3%		14.0%
Net debt to capital employed ratio adjusted 2)	19.0%	17.2%		17.2%
Current financial investments	38.9	18.9	20.0	39.2
Cash and cash equivalents	77.8	79.7	(1.9)	85.3

1) Defined as non-current and current finance debt.

2)  In the calculation of adjusted net interest-bearing debt, we make certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.

Gross interest-bearing debt1) increased by NOK 33.2 billion mainly due to increased non-current finance debt of NOK 18.1 billion and increased current finance debt of NOK 15.0 billion, primarily related to proceeds from new finance debt issued in capital markets, amounting to USD 10.3 billion in 2013.

Net interest-bearing debt adjusted2) increased by NOK 15.6 billion, mainly due to an increase in gross interest-bearing debt of NOK 33.2 billion, partly offset by increase in in cash and cash equivalents and current financial investments by NOK 18.1 billion.

The net debt to capital employed ratio2) increased from 14.3% to 16.4%, mainly due to a increase in net interest-bearing debt of NOK 15.1 billion and an increase in capital employed. Net debt to capital employed adjusted2) increased from 17.2% to 19.0% mainly due to the same factors.

Current financial investments  increased by NOK 20.0 billion. Current financial investments are a part of our liquidity management and reflect mainly deposits, treasury bills and commercial papers with a maturity of more than three months.

Cash and cash equivalents decreased by NOK 1.9 billion. The increase mainly reflects increased levels of deposits, treasury bills and commercial papers with a maturity of three months or less.

At 30 September 2014 there are no outstanding amounts on the USCP program.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Third quarter			First nine months		Full year
2014	2013	HSE	2014	2013	2013

3.3	3.4	Total recordable injury frequency	3.3	3.9	3.8
0.8	0.8	Serious incident frequency (SIF)	0.7	0.8	0.8
56	54	Accidental oil spills (number)	174	173	219
2	5	Accidental oil spills (cubic metres)	89	65	69

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2013 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

•       Net interest-bearing liabilities adjusted

•       Net debt to capital employed ratio

•       Net debt to capital employed ratio adjusted

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	At 30 September		At 31 December
(in NOK billion, except percentages)	2014	2013	2013

Shareholders' equity	365.5	339.4	355.5
Non-controlling interests	0.4	0.1	0.5

Total equity (A)	365.9	339.5	356.0

Current finance debt	27.6	12.6	17.1
Non-current finance debt	160.9	142.8	165.5

Gross interest-bearing debt (B)	188.5	155.4	182.5

Cash and cash equivalents	77.8	79.7	85.3
Current financial investments	38.9	18.9	39.2

Cash and cash equivalents and financial investment (C)	116.6	98.6	124.5

Net interest-bearing debt before adjustments (B1) (B-C)	71.9	56.8	58.0

Other interest-bearing elements 1)	8.6	6.8	7.1
Marketing instruction adjustment 2)	(1.4)	(1.3)	(1.3)
Adjustment for project loan 3)	(0.2)	(0.3)	(0.2)

Net interest-bearing debt adjusted (B2)	79.0	62.1	63.7

Normalisation for cash-build up before tax payment (50% of Tax Payment) 4)	6.9	8.3	0.0

Net interest-bearing debt adjusted (B3)	85.9	70.3	63.7

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	437.8	396.3	414.0
Capital employed before normalisation for cash build up for tax payment (A+B2)	444.9	401.6	419.7
Capital employed adjusted (A+B3)	451.8	409.9	419.7

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	16.4%	14.3%	14.0%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	17.8%	15.5%	15.2%
Net debt to capital employed adjusted (B3/(A+B3)	19.0%	17.2%	15.2%

1)          Adjustments to other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring a.s. classified as current financial investments.

2)          Marketing instruction adjustment is adjustment to gross interest-bearing debt due to the SDFI part of the financial lease in the Snøhvit vessels are included in Statoil’s Consolidated balance sheet.

3)          Adjustment for project loan is adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.

4)          Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 13.8 billion and NOK 16.5 billion as of September 2014 and 2013, respectively.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition",   "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as the discovery in Tanzania,  the Rosneft cooperation, developments at Johan Sverdrup, the Wintershall agreement, the Ormen Lange redetermination, the farming down of interests in Mozambique and the sale of producing assets in the Gulf of Mexico; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals (including in relation to the agreement with Wintershall); industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be at an arms-length basis.

6.    The Group's average invoiced gas price includes volumes sold by the Marketing, Processing and Renewable energy segment.

7.    The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas.

8.    As of fourth quarter 2013, entitlement production from the upstream segment in the US is presented net of royalties. Going forward, this will be the presentation format applied. Historical information is aligned with the current presentation to provide comparable figures.

9.    Production cost is calculated based on entitlement volumes net of US royalties.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated:October 29, 2014

By: ___/s/ Torgrim Reitan

Name: Torgrim Reitan

Title:    Chief Financial Officer